Exhibit 4.43

Property and Land Lease Framework Agreement

This Agreement shall be signed by the following parties in Guangzhou as at 31 December 2019:

Party A: China Southern Air Holding Limited Company

Address: Guangzhou Baiyun International Airport, Guangdong Province

Party B: China Southern Airlines Company Limited

Address: Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street Huangpu District, Guangzhou, Guangdong Province

Based on the equal, voluntary and paying principles, Party A and Party B arrived to the following framework agreement in respect of the lease of houses and lands in Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Urumqi, North China Marketing Center and other places as well as foreign offices by Party B from Party A after friendly negotiation:

Chapter I General

Section I For the houses and lands leased to Party B for its use by Party A under this Agreement, the ownerships of the lands belong to the People’s Republic of China and land use rights belong to Party A. The underground resources, buried objects and municipal public facilities are not included in the lease scope of land use right.

Section II Party B’s lease of houses under this Agreement and its activities of using and operating the lands within the scope of land use right are protected by the law of the state in terms of its legal rights and interest.

Section III Party A hereunder includes China Southern Air Holding Company and its wholly-owned and holding subsidiaries. Party B includes China Southern Airlines Company Limited and its wholly-owned and holding subsidiaries.

Chapter II Specific Agreement

Section IV Party A shall lease the houses and land use rights to Party B for its use and the transaction price shall be fixed following the fair and reasonable principle and based on the fair market price.

Section V Party A and Party B shall otherwise sign a specific agreement to stipulate the scope of lease and relevant details under this Framework Agreement.

Section VI For the houses and lands leased under this Agreement, its use shall not violate relevant requirements of the state and exceed the scope as agreed by both parties. If Party B needs to change the use of lands or houses specified in this Agreement during the term of lease, it shall obtain Party A’s permission.

Chapter III Taking Effect and Validity of this Agreement

Section VII The validity of this Agreement shall be three years from 1 January 2020 to 31 December 2022; this Agreement shall be legally binding upon both parties since the effective date.

Section IV Special Agreement

Section VIII The price for the transactions of both parties shall be determined following the fair and reasonable principle, based on the fair market price and in accordance with the national or local charging requirements with reference to the assets appraisal report. The transaction price Party A offers to Party B shall not be higher than the price from independent third parties or the charging standards.

Section IX Both Party A and Party B mutually agreed that, the total annual transaction under this Agreement shall not exceed maximum limit of RMB96.78 million in 2020, of RMB96.78 million in 2021, and of RMB96.78 million in 2022. As for the amount of transaction cap, Party A and Party B shall satisfy the requirements under the Listing Rules in performing this Agreement.

Both Party A and Party B mutually agreed that, in accordance with IFRS 16, the relevant confirmation conditions in the PRC Accounting Standards for Enterprises No. 21 and the annual rental estimated, from the date of lease term, the operating lease that Southern Airlines as lessee will be recognized as use right assets, and the amounts is estimated to be RMB259,335,413.67.

Section V Default Liabilities

Section X Any party breaching the provisions under this Agreement shall constitute a breach. The default party shall bear the default liabilities pursuant to the relevant provisions of the PRC Contract Law, while the other party shall have the right to terminate this Agreement.

Section XI If Party A and Party B only breach the specific agreement signed under this Framework Agreement, such default shall be handled in accordance with the provisions of the specific agreement and shall not affect this Framework Agreement and other specific agreements therein.

Chapter VI Miscellaneous

Section XII Without prior written consent from both parties, neither party shall change or amend the terms and content of this Agreement. The supplements and amendments which form the written supplemental agreement shall be legally binding on both parties only after both parties’ mutually consent.

Section XIII For the matters not mentioned herein, both parties shall otherwise negotiate and sign a supplemental agreement in writing, and such written supplemental agreement shall have the same legal effect as this Agreement.

Section XIV For any dispute arising from the interpretation, validity and execution process of this Agreement, Party A and Party B shall try to settle by friendly negotiation. If negotiation fails, any party may initiate a suit to the people’s court in Guangzhou having the jurisdiction.

Section XV This Agreement is made in six counterparts with each party holding three counterparts, and each one has equal legal effect.

(No text below)

Party A: China Southern Air Holding Company

Authorized representative:

Date:

Party B: China Southern Airlines Company Limited

Authorized representative:

Date:

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